
b0arding
Immersive travel hacking experience
CBINSIGHTS
yahoo! finance
BENZINGA
KINGSCROWD

Backed by: Booking.com amadeus

Partnered with: Google Guesty

Trusted by: MARRIOTT BONVOY IHG HOTELS & RESORTS Hilton ALL ACCOR LIVE LIMITLESS

INVEST IN **B0ARDING.COM**

AI-powered Video Trip Advisor That Monetizes Your Travel Videos. Backed by Booking.com & Amadeus

b0arding.com Mill Valley, CA

Highlights

1. 10K MAU, 30K Users, $1M in Revenue ('23) 500% YoY growth, $2M in Projected Revenue (not guaranteed)
2. 2.1M Listings of Hotels & Vacation Rentals. 3.3M Available Rooms to Book & Video Review
3. Backed by Booking.com, Amadeus, Starta Ventures and angels from Tesla, Boeing, MongoDB, Crowdaa
4. $32B market opportunity with a CAGR of 7.9% from 2024 and 2030
5. Partners: Google, Guesty, Rakuten, Affirm, and Top Travel Influencers
6. Featured on CB Insights, Yahoo! Finance, Benzinga, PhocusWire, Kingscrowd, and 150 other news media
7. Projected Gross Revenue of $120M by Q4 2025 on current growth trajectory (not guaranteed)
8. CEO previously built a $12M ARR company without VC capital and sold it

Featured Investors

Starta VC

Follow

Invested $250,000

Starta is a venture ecosystem to find, foster and fund early stage talent in tech. We help startups gain traction in USA and scale globally.
starta.vc

Alexey Girin, GP

"The team has founder-market fit, with a proven track record in the GenZ sector. Victor, with 20 years of experience, is a quintessential founder. We're confident their AI tech—computer vision models—is positioned to transform the travel industry. b0arding.com is set to drive demand for travel content, funneling directly to hotels."



Yusan Hsiao

Follow

Invested $30,000

Global Supply Manager at Tesla | Berkeley Haas MBA

"There were no disruptors in the travel market for the last decade or even longer. The approach, the tech, and the UX are old... b0arding.com has solid early traction and product stickiness among GenZ users I see great potential for b0arding.com to become the next travel unicorn."



Alex Komyagin in

Follow

Invested $30,000 ⓘ

Angel Investor and Sr. Product at MongoDB Experienced leader, passionate about solving complex problems and a track record of successfully starting and executing projects. Skilled in product development and customer engagement.

"b0arding.com has a unique market value and business model. I've known Victor for many years and his persistence to get the job done, to make a success of his venture has always impressed and even amazed me. As a user myself, I see firsthand the company's impact. That's why I invested."



Paulo Da Silva in

Follow

Invested $25,000 ⓘ

Engineer with a Passion for Aerospace/Space Exploration. Boeing/Astrobotic Technologies Angel Investor

"The team excels at building community into b0arding.com's UX. With a strong listing influx from Booking.com and Amadeus, they're primed for rapid growth."

View Investment Memo



Vigile Hoareau Follow

Invested $25,000

CEO of Crowdaa (Zero-code cloud provider), Chief Data Scientist at Council Exchange Board of Trade. Angel Investor

"This platform addresses two problems that I understand: 1. Trustability in travel reviews you find online. 2. Travel booking solution for younger generations who engaged with TikTok and other video-sharing platforms. I know a lot about the journey of b0arding.com and I'm impressed of the team's most recent achievements in partnerships with Booking.com and Google. I trust the team and am proud to be one of their investors."

View Investment Memo

Our Team



Victor Nikonets CEO

An experienced entrepreneur with a 20-year track record in the travel industry, previously founded and sold a $12M ARR hospitality company servicing the GenZ demographic. Responsible for establishing our b0arding.com's vision.



Emily D Wilson CMO

Emily has 8 years of experience in corporate Hollywood PR, working with major studios such as Walt Disney, Warner Bros, and Universal Studios. She is a social media marketing expert with extensive product positioning and scaling knowledge.



Aleksandr Iurev CTO

Alex has 20 years of experience in IT management, development, operations, and information security, including 7 years specializing in High-Load Development for the travel industry. 5 years in the corporate sector as the Deputy Chief of IT Security.

The future of travel content monetization is here. And its AI-powered

FEATURED ON

PhocusWire | yahoo! finance | CBINSIGHTS | BENZINGA

and nearly 150 other news channels

TRACTION

$2M
in revenue this year

$2.5M
2022 valuation

$9.5M
2024 valuation



$ Revenue
$2000000
$ 1500000
$1000000
$500000
0
2022
2023
2024

In just 2 years our pattern shows:

4X valuation jump

10X revenue growth

Are you ready to be a part of our next 100X benchmark?

Future projections are not guaranteed

b0arding.com enables users to monetize their travel video content by sharing it with b0arding.com's community: **users trade their hotel & vacation rental videos for $ credits** to be applied towards future bookings available on our platform.

In collaboration with industry giants like **Google, Booking.com and Amadeus, we're disrupting the travel industry via our video review-to-credit trading system. Our AI: computer vision models** analyze videos and match them with hotel listing data, helping millions of people (especially GenZ) to monetize their content and pay less for future travels.

The Problem & Our Solution

Travel influencers leverage their experiences, the average person does not, representing a huge loss of earning potential.


Travel is expensive.
Are there any other options out there?

With b0arding.com everyone can travel hack by trading their travel video reviews for credits.

Here is example:

- 1 video = $20 travel credit
- 10 videos = $200 travel credits
- 100 videos = $2,000 travel credits

With b0arding.com, travelers' content can pay for their future stays.



PRODUCT
GenZ friendly platform designed to watch/upload videos & book stays
Your review was successfully submitted
Leave review from previous trips & get $20 travel credit
More reviews - more credits
10 videos = $200
100 videos = $2,000
1,000 videos = $20,000
Booking stays with credits is always a pleasure
Powered by AI: computer vision models to analyze videos and match them with listing data

By tapping into the preferences of young, socially active consumers, b0arding.com not only meets the demand for visually-driven content but also seamless travel decisions.

This target market relies heavily on video content from platforms like Instagram and TikTok to make purchasing decisions. Seeing other like minded individuals review their vacation experience adds a level of credibility that standard written reviews can't compete with.



TARGET MARKET
Young Travelers & Discount Lovers
Hey, I just made $2K by uploading my hotel reviews on b0arding.com
20-26-year-olds GenZers
• Love to travel and make videos
• Don't have opportunity to monetize from travel content
Discount lovers/travel hackers
• Social media travel content consumers
• Cashback & credit card points system users

Our business model divided in two:

1. Mirroring booking.com's transactional approach, users can easily browse listings, including detailed descriptions, images, and video reviews, and make bookings directly on the platform.

2. Content distribution based on transactions made on hotels and other online travel agency sites.



BUSINESS MODEL
We have two business models:
1. B2C: Transactional:
2. B2B: Content distribution to hotels via Global Distribution System (GDS)
$32B
Market Share
10%
Average fee per booking
$3.2B
Revenue from bookings
1B
User generated content/ Number of reviews
$3.50
20% from average hotel-to-GDS payment
$3.5B
Revenue from distribution


b0arding
Sign up
Log in
Back to the catalog
Share
Show All
Seminole, FL, US
Kids Friendly
Verified
Heated Pool Home/Sleeps 11-6 min to Beach
Entire Place
Check In
Check Out
1 Guest
Travel hacking for good
Trade real reviews for real credits, book real destinations, and have more of real experiences

The Market

The US travel and hospitality industries are thriving, projected to reach $198.70 billion in revenue by 2024, with steady growth to $222.80 billion by 2028. Hotels lead, set to hit $446.50 billion by 2024 with 167.50 million users by 2028. Online sales will contribute 76% of revenue by 2028, reflecting the industry's digital transformation. [3]



A thriving market
US travel and hospitality industries
$198.7B
$222.8B
2024
2028
Hotels
$446.50B by 2024
167.50M users by 2028
Online sales
76% contribution to the revenue by 2028

MARKET SIZE

We start by servicing $32B Market

Top 3 spending habbits:

1. Household bills & expenses
2. Clothes & accesories
3. **Travel**

$32B	$446B	$1.6T
Service Obtainable Market	Service Available Market	Total Available Market

We're led by our founder, Victor Nikonets, who has 20 years experience in the travel industry, and previously founded Aviato Club. Our company has grown to nearly $1 million in revenue last year, and from 100,000 to 2,100,000 listings this year, serving 30,000 users. So far this year, we've been in collaboration with Google, and backed by Booking.com and Amadeus to help bolster our reach. We hold an Amadeus Global Distribution System Certification and International Air Transport Association Accreditation, which shows our commitment to excellence, innovation and compliance within the travel industry.

Why Invest

Help Shape the Future of Both: Online Travel Booking & Monetizing on Travel Content

In collaboration with industry giants like Google, Booking.com, and Amadeus, we believe **investing in b0arding.com offers a unique opportunity to be a part of the AI-powered travel revolution where users benefit from trading their content for ability to travel more.**

With plans to further expand our portfolio and in talks with other leaders like Expedia, Sabre, and Travelport **to further integrate our unique tech** with their own, **we see** we are on **our way to cementing b0arding.com**'s position **as the next travel unicorn**.



COMPETITIVE ADVANTAGE
b0arding.com: monetizes users' content, opens doors to transparent hotel bookings, & unleashes GenZ's spending power.
Backed by Booking.com & Amadeus. Powered by computer vision models
Monetization from travels
• Past travel videos pay for future trips
Video Reviews
• AI powered review-to-listing match
• Network effect
• Hotel-to-traveler loyalty
Cater to GenZ
• Videos are the only way to unleash GenZ spending power

Invest in b0arding.com today and be a part of what we believe will be the next big change in travel.